News release
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (BST)
10 May 2011

Reed Elsevier holds investor seminar on its LexisNexis Risk Solutions business

Reed Elsevier is today holding an investor seminar in London on its LexisNexis Risk Solutions business, describing the market background, business activities and performance, and growth agenda. No new trading information will be disclosed.

The seminar will start at 9.00am BST and will be webcast live.  Webcast details and the presentation will be available on Reed Elsevier’s website at www.reedelsevier.com. After the event, a replay facility will also be available.

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Enquiries
Sybella Stanley (Investors)
+44 (0)20 7166 5630

Patrick Kerr (Media)
+44 (0)20 7166 5646

Notes to Editors

About Reed Elsevier Group plc
Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal, risk management, and business to business sectors.  We provide high value and flexible information solutions to professional users.  The group employs more than 30,000 people, including over 16,000 in North America.  In February 2011, Reed Elsevier reported revenue for 2010 of £6,055m/€7,084m.  Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV.  Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.